November 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Kristin Lochhead Michael Fay Benjamin Richie Jane Park

Re:	Anteris Technologies Global Corp. Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted November 4, 2024 CIK No. 0002011514

On November 19, 2024, we received the following comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission on the Amendment No. 4 to the Draft Registration Statement on Form S-1 filed by Anteris Technologies Global Corp., a Delaware corporation (the “Company”), on November 4, 2024. The Company is concurrently publicly submitting its Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, the bolded numbered responses set forth below correspond with the comments received from the Staff. Page references in the text of this response letter correspond to page numbers in the Registration Statement unless otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such terms in the Registration Statement.

Amendment No. 4 to Draft Registration Statement on Form S-1 submitted November 4, 2024

Risk Factors, page 12

1.	We note your disclosure relating to the convertible note facility with Obsidian Global Partners. Please revise your disclosure, where appropriate, to discuss the impact that the convertible note facility may have upon dilution and the adjusted net tangible book value.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 46, 47, 54 and 55 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

November 22, 2024

Business, page 56

2.	We note your disclosure that the follow-up for the last patient in the FIH clinical study is expected in Q4 of 2024, the sixth patient cohort in your FIH study was implanted with DurAVR THV in September 2024 and that the 30-day clinical data for this cohort is not yet available, and the 12-month data from your EFS study is scheduled to be available late 2024. Please revise to update your disclosure in regard to these recent developments accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 58, 68 and 69 of the Registration Statement.

Anticipated Milestones, page 68

3.	We refer to the graphic on page 69 relating to your anticipated near-term milestones, which includes references to presentations and trials that are not otherwise included in the prospectus. Please revise your disclosure to provide further detail related to your near-term milestones and clarify that there can be no assurance that the submission of an IDE will result in your ability to commence clinical trials. We refer to your disclosure on page 82.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 70-71 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Comparison of Nine Months Ended September 30, 2024 and September 30, 2023, page 97

4.	We reference the significant increase in selling, general and administrative expense during the nine months ended September 30, 2024. Please revise to provide quantitative disclosure related to the amount of the increase related to the expansion of the work related to the Company’s plans to re-domicile, list on the NASDAQ and conduct its initial public offering, the grant of additional stock options and increase in headcount. In addition, if material, disclose the nature of the employment positions added during the period.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 100 of the Registration Statement. The Company notes that while it does not consider the nature of the employment positions added during the period to be material, it has included disclosure on the departmental areas of headcount increase.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

November 22, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (650) 687-4173 or jcleveland@jonesday.com or to Brad Brasser at (612) 217-8886 or bbrasser@jonesday.com.

Very truly yours,

/s/ Jeremy Cleveland
Jeremy Cleveland
Partner, Jones Day

cc:	Wayne Paterson (Anteris Technologies Global Corp.)
Matthew McDonnell (Anteris Technologies Ltd.)
Bradley C. Brasser (Jones Day)